Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

☏ Tel (307) 733-2284 📠 Fax (307) 264-0600

✉ info@cannellcap.com

January 8, 2019

Mr. Paul G. Gabos
Health Insurance Innovations, Inc.
15438 North Florida Avenue
Tampa, FL 33613

Dear Mr. Gabos,

When we talked on December 11 and 27, 2018, I appreciated your synergetic disposition as to my belief that shareholders would benefit from the expansion of the Board of Health Insurance Innovations, Inc. (“HIIQ”).

Cannell Capital remains on pins and needles as to your suggestions other than my own – Patrick McNamee. Receiving none, and mindful of the January 15th deadline for nominees, this shareholder will shortly submit the candidacy of former HIIQ CEO McNamee for consideration by shareholders at the May 15, 2019 annual meeting. 1

Now as “coach” – and no longer as a “player” – it is my opinion that McNamee would be an outstanding addition to HIIQ’s Board. Here I repeat that I remain open-minded as to other candidates - but none have been forthcoming - ergo the pending nomination of McNamee.

Best regards!

Sincerely,

/s/J. Carlo Cannell

J. Carlo Cannell

1  For an audiovisual manifestation of our perspective I draw your attention to https://bit.ly/1dpGffn wherein Rodney Tidwell asks agent Jerry Maguire to “Show me the money!” Show me the leading candidates, Paul. Show me the money.